(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

September 30, 2014

(Unaudited - Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed consolidated interim financial statements of the Company for the nine months ended September 30, 2014 were prepared by management and have not been audited by the Company’s auditors.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in Canadian dollars)

	Note	September 30, 2014	December 31, 2013
Assets
Current assets:
Cash		$804,480	$894,265
Restricted cash		44,390	42,444
Amounts due from exploration partners		24,659	49,468
Taxes and other receivables		24,646	6,709
Prepaid and deposits		18,095	42,864
		916,270	1,035,750
Non-current assets:
Marketable securities	4	-	4,167
Equipment	5	84,558	150,374
Mineral properties	6	43,409,455	44,865,186
Reclamation bonds		68,992	182,046
		43,563,005	45,201,773
Total Assets		$44,479,275	$46,237,523

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$769,645	$540,655
Due to related parties	12a	9,139	-
Loan payable	12b	775,838	689,038
		1,554,622	1,229,693
Non-current liability
Promoissory note payable	7	385,295	-
Derivative liability - warrants	8	723,100	1,191,784
		1,108,395	1,191,784
Total Liabilities		2,663,017	2,421,477

Shareholders' Equity
Share capital		116,135,532	116,135,532
Share-based payment reserve		19,693,063	19,480,034
Deficit		(94,012,337)	(91,799,520)
		41,816,258	43,816,046
Total Liabilities and Shareholders' Equity		$44,479,275	$46,237,523

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the
Board of Directors:

“Steven Dischler” (signed)	“Anthony Walsh” (signed)
Steven Dischler	Anthony Walsh

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian dollars)

	Note	Three months ended September 30,		Nine months ended September 30,
		2014	2013	2014	2013
General administrative expenses
Administration and general office expense		$67,915	$148,994	$281,103	$531,331
Consulting		284	25,551	35,928	158,986
Depreciation	5	8,036	17,755	26,426	56,745
Directors' fees		-	-	-	174
Investor relations and communications		33,930	7,178	69,107	33,214
Personnel costs		189,176	218,094	663,564	584,975
Professional fees		217,214	243,210	462,887	520,718
Share-based payments	10(a)	18,738	437,071	213,029	437,071
Transfer agent and regulatory fees		15,732	10,206	106,302	95,453
Travel and promotion		7,560	11,585	34,007	43,977
		(558,585)	(1,119,644)	(1,892,353)	(2,462,644)

Exploration partner administration income		5,481	11,977	20,204	24,382
Fair value gain on derivative liability	8	714,064	11,103	683,806	739,296
Foreign exchange loss		(18,093)	(33,910)	(16,568)	(32,960)
General exploration costs		(65,276)	(15,239)	(278,398)	(11,963)
Impairment of marketable securities	4	-	166	(4,167)	(7,000)
Impairment of mineral propertites	6(f)	-	(45,320)	(637,514)	(45,320)
Gain on disposal of equipment		-	-	8,093	-
Loss on disposal of mineral properties		-	(1,735,714)	-	(1,735,714)
Interest expense and other		(71,964)	(20,053)	(95,920)	(35,946)
		564,212	(1,826,990)	(320,464)	(1,105,225)
Comprehensive loss for the period		$5,627	$(2,946,634)	$(2,212,817)	$(3,567,869)
Loss per share - basic and diluted		$0.00	$(0.02)	$(0.01)	$(0.02)
Weighted average number of common shares outstanding		193,479,416	169,147,249	193,479,416	163,419,304

See accompanying notes to condensed consolidated interim financial statements.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Operating activities
Net loss for the period	$5,627	$(2,946,634)	$(2,212,817)	$(3,567,869)
Items not involving cash:
Depreciation	8,036	17,755	26,426	56,745
Fair value gain on derivative liability	(714,064)	(11,103)	(683,806)	(739,296)
Loan interest accrued	16,472	3,669	48,788	33,704
Loss on disposal of mineral properties	-	2,774,114	-	2,774,114
Impairment of marketable securities	-	(166)	4,167	7,000
Impairment of mineral properties	-	45,320	637,514	45,320
Share-based payments	18,738	437,071	213,029	437,071
Unrealized foreign exchange loss (gain)	133,128	3,680	115,077	(6,059)
Disposal of equipment	-	-	(8,093)	-
	(532,063)	323,706	(1,859,715)	(959,270)
Changes in non-cash working capital
Taxes and other receivables	(891)	(1,993)	(17,937)	23,495
Prepaid and deposits	-	(3,863)	24,769	168,627
Accounts payable and accrued liabilities	(31,929)	(103,042)	(284,679)	(142,481)
Due to related parties	9,139	(20,396)	9,139	(16,101)
Cash used in operating activities	(555,744)	194,412	(2,128,423)	(925,730)
Financing activity
Loan payable	-	(103,030)	-	618,180
Notes payable	106,550	-	533,350	-
Share issued for cash, net of issue costs	-	3,018,970	-	3,018,970
Cash provided by financing activity	106,550	2,915,940	533,350	3,637,150
Investing activities
Due from exploration partners	87,021	(93,779)	24,809	492,521
Expenditures on mineral properties	(527,513)	(906,745)	(900,042)	(2,845,009)
Mineral property recovery	1,089,200	-	1,729,400	-
Proceeds from disposal of equipment	-	-	40,013	-
Proceeds from sale of mineral property	-	-	500,000	-
Reclamation bonds	(3,265)	-	113,054	-
Restricted cash	(1,828)	742	(1,946)	38,853
Cash used in investing activities	643,615	(999,782)	1,505,288	(2,313,635)
Increase (decrease) in cash during the period	194,421	2,110,570	(89,785)	397,785
Cash, beginning of period	610,059	82,770	894,265	1,795,555
Cash, end of period	$804,480	$2,193,340	$804,480	$2,193,340
Exploration expenditures included in accounts payable	$84,171	$370,997	$84,171	$370,997

See accompanying notes to condensed consolidated interim financial statements.

Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian dollars)

	Common Shares		Share-based
	Shares	Amount	payment reserve	Deficit	Total
Balance, December 31, 2012	162,990,836	$115,816,740	$19,020,057	$(62,981,604)	$71,855,193
Common shares issued for cash	29,810,000	3,018,970	-	-	3,018,970
Derivative liability - warrants	-	(2,781,003)	-	-	(2,781,003)
Share-based payments	-	-	437,071	-	437,071
Net loss for the period	-	-	-	(3,567,869)	(3,567,869)
Balance, September 30, 2013	192,800,836	$116,054,707	$19,457,128	$(66,549,473)	$68,962,362

Balance, December 31, 2013	193,479,416	$116,135,532	$19,480,034	$(91,799,520)	$43,816,046
Share-based payment	-	-	213,029	-	213,029
Net loss for the period	-	-	-	(2,212,817)	(2,212,817)
Balance, September 30, 2014	193,479,416	$116,135,532	$19,693,063	$(94,012,337)	$41,816,258

See accompanying notes to condensed consolidated interim financial statements.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

1.	Nature of operations and going concern

Quaterra Resources Inc. (“Quaterra” or the “Company”) is engaged in the exploration and development of its copper properties in Nevada, United States of America. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange and OTCQX. The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1710 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to obtain the necessary funding to complete its exploration and development of its mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue (other than the potential sale of assets), and has significant cash requirements to meet its administrative overhead, pay its liabilities, and maintain its mineral interests, which cash requirements management believes adequate for the next few years.

The Company incurred a net loss of $2,212,817 for the nine months ended September 30, 2014 (September 30, 2013 - $3,567,869). As at September 30, 2014, the Company had an accumulated deficit of $94,012,337 with a working capital deficiency of $638,352 (December 31, 2013 - $193,493).

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary funding. There was no assurance at September 30, 2014 these funding initiatives would be successful.

Management continues to pursue raising additional capital to fund operations through proceeds from sale of its interests in certain mineral properties and other avenues including joint venture partner arrangements and potential corporate transactions. See Note 16 (a) Subsequent Events

2.	Basis of presentation and consolidation

These condensed interim financial statements were prepared in accordance with International Accounting Standards 34: Interim Financial Reporting on a historical cost basis using the accrual basis of accounting, except for cash flow information and certain financial assets and financial liabilities recorded at fair value, and include the financial statements of the Company and the entities controlled (directly or indirectly) by the Company including Quaterra Alaska Inc. and Singatse Peak Services LLC – incorporated in the United States, Minera Agua Tierra S.A. de C.V., Minera Stockwork de Plata S.A de C.V. and indirectly 50% of Minera Cerro Gregorio– all incorporated in Mexico, and Quaterra International Limited – incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

The Company’s functional and presentation currency is the Canadian dollar.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

These condensed interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2013.

These condensed consolidated interim financial statements were approved by the board of directors for issue on November 26, 2014.

3.	Changes to accounting policies

The significant accounting policies used in preparation of these condensed consolidated interim financial statements are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2013. Adoptions of new standards and amendments to existing standards have had no effect on the Company’s financial position or financial performance.

4.	Marketable securities

The fair value of marketable securities, determined by reference to closing quoted share prices at each reporting date, was as follows:

		September 30, 2014			December 31, 2013
			Accumulated			Accumulated
	Number		unrealized	Carrying		unrealized	Carrying
	of shares	Cost	losses	value	Cost	losses	value
Redtail	66,667	$38,866	$(38,866)	$-	$38,866	$(38,199)	$667
Auramex	100,000	40,000	(40,000)	-	40,000	(36,500)	3,500
		$78,866	$(78,866)	$-	$78,866	$(74,699)	$4,167

During the nine months ended September 30, 2014, management made the assessment that its investments in Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”) had experienced a prolonged decline in their fair values. Accordingly, an impairment of $4,167 (2013 - $7,000) was recognized in net loss.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

5.	Equipment

	Computer	Field
	equipment	equipment	Vehicles	Total
Cost
Balance, December 31, 2012	$148,031	$174,870	$491,291	$814,192
Balance, December 31, 2013	148,031	174,870	491,291	814,192
Disposal	-	-	(92,504)	(92,504)
Balance, September 30, 2014	$148,031	$174,870	$398,787	$721,688
Accumulated depreciation
Balance, December 31, 2012	$140,112	$119,558	$329,646	$589,316
Depreciation for the year	5,939	17,362	51,202	74,502
Balance, December 31, 2013	146,051	136,920	380,848	663,818
Depreciation for the period	1,980	8,538	15,908	26,426
Disposal	-	-	(53,114)	(53,114)
Balance, September 30, 2014	$148,031	$145,458	$343,642	$637,130
Carrying value
At December 31, 2013	$1,980	$37,950	$110,443	$150,374
At September 30, 2014	$-	$29,412	$55,145	$84,558

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

6.	Mineral properties

Total mineral property acquisition and exploration costs for the nine months ended September 30, 2014 were as follows:

	United States						Mexico
	MacArthur	Yerington	Bear	Herbert Gold	Uranium	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Project	Properties	Properties
Acquisition
Balance, December 31, 2013	$3,363,308	$3,368,518	$340,646	$150,615	$500,000	$2,036,029	$1,754,434	$11,513,550
Additions	273,257	297,325	155,873	5,467	-	87,136	117,302	936,360
Recoveries / Disposals	-	(1,729,400)	-	-	(500,000)	-	-	(2,229,400)
Impairments	-	-	-	-	-	(362,439)	-	(362,439)
Balance, September 30, 2014	3,636,565	1,936,443	496,519	156,082	-	1,760,726	1,871,736	9,858,071

Exploration
Balance, December 31, 2013	19,501,476	7,047,920	12,366	1,579,962	-	398,109	4,811,803	33,351,636
Geological	150,386	189,186	5,513	787	-	-	51,818	397,690
Geophysical	3,310	-	-	-	-	-	-	3,310
Technical Studies	9,746	16,352	-	-	-	-	-	26,098
Other	61	435	-	14,313	-	-	32,916	47,725
Additions	163,503	205,973	5,513	15,100	-	-	84,734	474,823
Impairments	-	-	-	-	-	(275,075)	-	(275,075)
Balance, September 30, 2014	19,664,979	7,253,893	17,879	1,595,062	-	123,034	4,896,537	33,551,384
Total acquisition and exploration
Balance, September 30, 2014	$23,301,544	$9,190,336	$514,398	$1,751,144	$-	$1,883,760	$6,768,273	$43,409,455
Total acquisition and exploration
Balance, December 31, 2013	$22,864,784	$10,416,438	$353,012	$1,730,577	$500,000	$2,434,138	$6,566,237	$44,865,186

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

The Company is in the business of exploring and developing its copper assets in the state of Nevada. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market, the continuing participation of its exploration partners and sale of non-Yerington assets.

On June 16, 2014, the Company entered into a membership interest option agreement (Agreement) with Freeport-McMoRan Nevada LLC ("Freeport Nevada") which sets out terms for exploration of the Company’s copper properties in and around Yerington, Nevada. These include MacArthur (6.a), Yerington (6.b), Bear (6.c) and Wassuk (6.d). By August 11, 2014, the Company had transferred all its Yerington copper properties (MacArthur, Yerington, Bear and Wassuk) to its wholly-owned subsidiary Singatse Peak Services Inc. (“SPS”). On August 13, 2014 the Company received US$1,000,000 from Freeport Nevada in accordance with the Agreement announced in a press release on June 16, 2014.

Under the Agreement, after conducting additional due diligence about SPS over the next year, Freeport has the right to earn an initial 55% interest in SPS by providing funds to SPS to complete three staged investigation and work programs totaling US$38,600,000 in project funding. During these stages, Freeport provides funding to SPS for property maintenance, general adminstration (“G&A”), environmental compliance and, in later stages exploration. Freeport can earn a further 20% interest in SPS (increasing its holding to 75%) should it elect to fund SPS with a further US$100 million of spending, or complete a feasibility study, whichever comes first.

Within the first 12-month stage of the Agreement, Freeport must provide SPS US$2,500,000 for land, water and mineral rights title acquisitions and maintenance costs; G&A; and compliance with environmental laws. Freeport can terminate the agreement within the first stage of the agreement at its discretion, with the US$2,500,000 being a firm commitment. Freeport can extend stage one of the agreement for up to a further 12 months upon payment of US$1,250,000 for each six month extension.

In order for the second stage of the Agreement to commence, Freeport must commit to fund US$6,100,000 over the ensuing post-stage one 12 month period for; property maintenance costs; G&A; environmental compliance; and exploration of the property. During the 24 month third stage of the agreement Freeport may fund up to US$30,000,000 for exploration of the property; property maintenance costs; G&A; and environmental compliance. If Freeport completes the stage three funding it will have invested approximately US$40,000,000 in the Yerington Project and will have earned the right to own a 55% interest in SPS.

If Freeport chooses to proceed beyond Stage 3, it can elect to fund a further US$100,000,000, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS (the Additional Sole Funding). Alternatively, Freeport can choose to fund with Quaterra, proportional to their 55% and 45% working interests. If Freeport completes the Additional Sole Funding, Quaterra may elect to fund 25% of project expenditures or transfer an additional 5% interest to Freeport in return for Freeport carrying the first US$50,000,000 of Quaterra’s proportionate share of funding which is repayable from 90% of Quaterra’s project proceeds.

At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% NSR royalty. After a production decision, a non-funding party will dilute to a 1% NSR royalty.

a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following staged payments totaling US$2,207,000, of which US$212,000 was outstanding as of September 30, 2014:

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

(i)	US$635,000 and 150,000 shares by January 15, 2010 (paid and issued)
(ii)	US$524,000 on or before January 15, 2011 (paid)
(iii)	US$524,000 plus interest at the rate of 6% per annum by January 15, 2012 (paid)
(iv)	US$100,000 plus US$31,440 interest by January 15, 2013 (paid)
(v)	US$212,000 plus interest of US$36,940 by July 15, 2014 (paid on July 1, 2014)
(vi)	US$212,000 plus interest by January 15, 2015

The property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to 1% for US$1,000,000.

b)	Yerington Property, Nevada

On April 27, 2011, the Company completed the acquisition of the Yerington property after more than three years of legal and environmental due diligence. The purchase price was US$500,000 cash, 250,000 of the Company’s common shares and a 2% NSR capped at US$7.5 million on commencement of commercial production.

The Yerington property is a historic mining site formerly owned and operated by the Anaconda Company, Atlantic Richfield Company (“ARC”) and Arimetco. The property has a history of environmental releases, which are outlined in an environmental site assessment undertaken for the Company by the Chambers Group and subsequently updated by SRK Consulting. The Yerington mine site is a Comprehensive Environmental Response Compensation and Liability Act (“CERLA”) site, but has not been listed on the National Priorities List.

Prior to closing on the property, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency (“EPA”), the State of Nevada Department of Environmental Protection (“NDEP”) and the Bureau of Land Management (“BLM”). These letters define reasonable steps that the Company could take to retain its status as a BFPP.

During the year ended December 31, 2012, the Company entered into a voluntary settlement agreement (the “Agreement”) with the EPA to assist in upgrading the fluid management system (the “System”), which manages fluids from the former Arimetco operations at the property. Under the terms of the Agreement, the Company agreed to complete a study of the System in order to determine additional repairs or modifications that may be required and to work with the EPA to determine which, if any, of the conclusions of the study should be implemented. As part of the Agreement, the Company obtained a site-wide covenant not to sue from the EPA for existing environmental contamination related to historic mining operations at the site..

In September 2014, SPS prepared a Final Report that is under review by the EPA and anticipates that EPA will issue a Notice of Completion for the work performed under the Agreement. Following the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP. The cost to be incurred during 2014 to complete SPS’s obligations under the Agreement is estimated at US$90,000.

c)	Bear Copper Deposit, Nevada

A portion of the Bear deposit lies on the northeast portion of the Yerington Mine property that was acquired with the SPS purchase of Arimetco’s assets from bankruptcy court. In December 2013, Quaterra announced that it has completed four option agreements covering 1,305 acres of private land north and east of the Yerington Mine Site that covers additional portions of the Bear copper deposit. Under the terms of the agreement Quaterra (now SPS) has an exclusive right to explore these parcels and has an option to purchase surface water rights and supplemental storage water rights.

Pursuant to the four option agreements, the Company is required to make payments totaling US$3,018,548 in order to maintain the exclusive right to conduct mineral exploration on these properties. The option terms range from six to eight years, commencing March 2013.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

d)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million. On May 12, 2014, the agreement was amended to reflect a change in the anniversary date to August 1 as follows:

(i)	US$140,000 on or before May 26, 2011 (paid)
(ii)	US$130,000 on or before May 26, 2012 (paid)
(iii)	US$120,000 on or before August 23, 2013 (paid)
(iv)	US$80,000 on or before each of August 1, 2014 (paid) and 2015
(v)	US$200,000 on or before each of August 1, 2016, 2017 and 2018, and
(vi)	US$230,000 each on or before August 1, 2019 and August 1, 2020.

The Company is required to incur a total of US$300,000 exploration work on or before August 1, 2016 and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so incurred.

The project is subject to a 3% NSR upon commencing commercial production of which 1% can be bought for US$1,500,000.

e)	Nieves Silver Concessions, Mexico

The Company owns equal interest in the Nieves silver property located in northern Zacatecas, Mexico with its US- based joint venture partner, Blackberry Ventures 1, LLC (“Blackberry”). All work plans are made in consultation with the joint venture partner which contributes its share of ongoing exploration costs plus a 10% administration fee. As at September 30, 2014, Blackberry owed $24,659 (December 31, 2013 - $49,468) for their share of exploration expenditures incurred in the nine months ended September 30, 2014.

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retained a 2% NSR on certain core claims and 1% on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an AMR payment of US$75,000 is due to the concession holders until the commencement of commercial production.

f)	Other

During the nine months ended September 30, 2014, the Company considered prevalent market conditions as indicators of impairment and accordingly recorded a provision against the Reveille, Goldfield and Poker Brown properties totalling $637,514. Reveille and Goldfield properties were returned to their respective owners who are responsible for making 2014 BLM and County payments. Poker Brown is under contract to be sold to a third party who is responsible for BLM and County payments in return for the extinguishment of a payable owed to this third party and a 0.5% NSR capped at US$500,000.

7.	Promissory notes

On July 2, 2014, the Company closed an 18 month non-brokered private placement of US$500,000 ($533,350) units where each unit was priced at US$1,000 and comprised one non-transferable convertible redeemable US$1,000 principal amount promissory note (“note”) and 11,442 non-transferable common share purchase warrants. The Company issued Notes aggregating US$500,000 in principal and 5,721,000 warrants entitling the purchase of up to 5,721,000 common shares of the Company at $0.16 per share until January 2, 2016 (“Term”), subject to the Company's right to accelerate the expiry date in certain circumstances.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

Each note bears simple interest at a rate of 10% per annum in arrears payable to the extent accrued on the earlier of the due date, conversion or redemption of the note. Subject to provisions set forth in each note, upon conversion or redemption, interest will be paid in the form of shares at the market price determined in accordance with the policies of the TSX Venture Exchange.

At any time after the expiration of four months after July 2, 2014 ("Closing Date"), the holder of a note may convert the principal amount of the note outstanding into shares in the ratio of $0.095 of the principal amount of the note converted during the first twelve months of the Term, or $0.10 of the principal amount of the note converted during the last six months of the Term, to one share. Any interest payable will be converted into shares at the market price determined in accordance with the policies of the TSX-V. However, as to any note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard. In the event that, at any time after the expiration of four months after the Closing Date, the Company's common shares have achieved or exceeded a closing price of $0.12 per share for a ten consecutive trading day period on the TSX-V, the principal amount of the notes outstanding will be automatically redeemed and converted into shares in the ratio of $0.095 of the principal amount of the note redeemed during the first twelve months of the Term, or $0.10 of the principal amount of the note redeemed during the last six months of the Term, for one share. Any interest payable will be converted into Shares at the Market Price determined in accordance with the policies of the TSX-V. However, as to any note, the Company reserves the right to pay some or all of the interest in cash (U.S. funds) if necessary to satisfy any regulatory standard.

At any time after the expiration of four months after the Closing Date, the Company may, prior to conversion, on thirty days’ notice in writing, redeem the principal amount of the notes outstanding by paying the holders, in cash, the principal amount of the notes outstanding together with interest, in cash or, at the Company's option, in shares at the market price determined in accordance with the policies of the TSX-V, at the rate of 15% per annum calculated from the date of issue of the notes.

The Company evaluated the Promissory notes payable and determined that the shares issuable pursuant to the conversion option were not determinable due to the fact that the note is in US dollars and convert into a fixed Canadian dollar price resulting in a variable number of shares that could be issued and, as such, constitute a derivative liability. Based on the Company’s valuation of the debt portion and the derivative component, the proceeds were allocated as US$298,329 (Cdn$318,227) to the debt component and US$201,671 (Cdn$215,122) to the derivative component of the instrument representing an effective interest rate of 35% to the debt component. The resulting discount to the debt component will be amortized and accreted back to the debt over the 1.5 year term. The fair value of the derivative liability component was valued on inception of the note using Black-Scholes option model using the following assumptions, volatility of 173.5%, expected term of 1.5 years, discount rate of 1.1% dividend yield of 0%

The derivative component was further revalued at September 30, 2014 resulting in an ending balance of Cdn$114,705. The derivative liability component was revalued using the following assumptions, volatility of 173.5%, expected term of 1.26 years, discount rate of 1.1% dividend yield of 0%.

The resulting $385,295 was recorded as liability on the balance sheet at September 30, 2014

8.	Derivative Liability

During the year ended December 31, 2013, the Company issued 29,810,000 share purchase warrants as part of a private placement offering (2012 - 6,541,571). As these warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

The fair value of each warrant issued in 2012 was estimated to be US$0.12 on the date issued and subsequently re- measured at September 30, 2014 to be US$0.002 using the Black-Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.1%, a dividend yield of 0% and an expected term of 0.25 years.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

The fair value of each warrant issued in 2013 was estimated to be US$0.089 on the date issued and subsequently remeasured at September 30, 2014 to be US$0.02 using the Black-Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.1%, a dividend yield of 0% and an expected term of 2 years.

The fair value of promissory notes issued in 2014 was estimated to be $0.05 on the date issued and subsequently remeasured at September 30, 2014 to be $0.02 using the Black-Scholes option pricing model assuming an expected volatility of 173%, a risk-free interest rate of 1.1%, a dividend yield of 0% and an expected term of 1.5 years.

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

The following table sets out the changes in derivative liability warrants:

	Number of	Fair value	Weighted Average
	Warrants	assigned	Exercise Price (USD)
At December 31, 2012	6,541,571	$774,673	$0.53
Issuance of derivative warrants	29,810,000	2,781,003	$0.15
Change in fair value estimates		(2,363,892)
At December 31, 2013	36,351,571	1,191,784	$0.22
Issuance of promissory notes	-	215,122
Change in fair value estimates	-	(683,806)
At September 30, 2014	36,351,571	$723,100	$0.22

9.	Share capital

The Company has an unlimited number of common shares authorized without par value.

10.	Share-based payments

a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting period of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

On June 25, 2014, the Company granted 2,880,000 fully vested stock options to directors and officers (2,100,000), employees (200,000) and consultants (580,000). Each option was fair valued at $0.06 using the Black-Scholes option pricing model assuming an expected volatility of 102%, a risk-free interest rate of 1.31%, a dividend yield of 0% and an expected term of 5 years.

The following table presents changes in stock options outstanding and exercisable:

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

	September 30, 2014		December 31, 2013
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	16,310,000	$0.78	14,010,000	$1.16
Granted	2,880,000	$0.10	3,955,000	$0.16
Expired	(930,000)	$(0.87)	(1,655,000)	$(2.47)
Outstanding, end of period	18,260,000	$0.67	16,310,000	$0.78
Exercisable, end of period	17,960,000	$0.65	15,710,000	$0.81

The following table summarizes information about the stock options outstanding by expiry dates:

Exercise			Options Outstanding
price	Fair Value	Expire Date	September 30, 2014	December 31, 2013
$ 0.98	$ 0.52	November 9, 2014	1,485,000	1,705,000
$ 1.02	$ 0.51	November 9, 2014	2,095,000	2,095,000
$ 1.80	$ 0.85	April 1, 2015	100,000	100,000
$ 1.76	$ 0.97	April 22, 2015	200,000	200,000
$ 1.29	$ 0.75	August 9, 2015	1,465,000	1,535,000
$ 1.55	$ 0.90	October 6, 2015	65,000	65,000
$ 1.51	$ 0.90	November 3, 2015	100,000	100,000
$ 0.60	$ 0.12	December 31, 2015	400,000	400,000
$ 1.60	$ 0.96	March 24, 2016	200,000	275,000
$ 1.25	$ 0.74	August 9, 2016	2,430,000	2,635,000
$ 0.90	$ 0.51	October 24, 2016	300,000	300,000
$ 0.50	$ 0.32	March 27, 2017	100,000	100,000
$ 0.45	$ 0.28	June 28, 2017	2,590,000	2,845,000
$ 0.16	$ 0.12	September 19, 2018	3,850,000	3,955,000
$ 0.10	$ 0.06	June 25, 2019	2,880,000	-
Total stock options outstanding			18,260,000	16,310,000

The weighted average remaining contractual life for options outstanding and exercisable at September 30, 2014 was 2.42 (December 31, 2013 – 2.73) years and 2.37 (December 31, 2013 – 2.65) years, respectively.

Share-based payments expense of $194,291 was recognized in the nine months ended September 30, 2014 allocated as to directors and officers ($145,775), employees ($12,440) and consultants ($36,076).

Volatility was determined based on the historical volatility over the estimated lives of the options.

b)	Share purchase warrants

The following table presents changes in warrants outstanding:

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

	September 30, 2014		December 31, 2013
	Number of	Weighted Average	Number of	Weighted Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of period	36,351,571	$0.23	8,188,274	$0.88
Issued	5,721,000	$0.16	29,810,000	$0.15
Expired	-	$-	(1,646,703)	$2.27
Outstanding, end of period	42,072,571	$0.22	36,351,571	$0.23

The following table summarizes information about the warrants outstanding by expiry dates:

Expiry date	Exercise price	Number of Warrants
December 28, 2014	USD 0.16	6,541,571
September 13, 2016	USD 0.15	29,810,000
January 2, 2016	CAD 0.16	5,721,000
		42,072,571

On July 28, 2014, the Company re-priced the exercise price of 6,541,571 warrants from USD$0.53 to USD$0.16 per warrant. The expiration date of the warrants remains as December 28, 2014, subject to an accelerated exercise period provision which will provide that, if the closing price of the Company’s shares is US$0.215 or higher for ten consecutive trading days (“Premium Trading Days”), warrant holders will have thirty calendar days, commencing seven calendar days after the last Premium Trading Day, to exercise the warrants. The warrants will automatically expire if the warrant holders do not exercise them within this thirty day period.

11.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,600,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits.

Compensation awarded to key management was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Salaries and employee benefits	$161,302	$145,834	$515,820	$393,230
Directors' fees	-	-	-	174
Share-based payments	7,578	329,167	153,353	329,167
	$168,879	$475,001	$669,172	$722,571

Personnel costs reflect staff reductions, change of CFO status from contractor to employee and certain temporary management salary reductions in the previous period.

As per a board resolution in May 2013, until further notice, directors’ fees continue to be suspended and no longer accrued.

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

12.	a)	Related party transactions

The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

Related Party Transaction September 30, 2104

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Manex Resources Group (a)	$76,434 $	94,764	$197,451 $	370,440

a)

Manex Resource Group (“Manex”) is a private company owned by the Corporate Secretary that provides general office and administrative services. As of September 30, 2014, $nil (September 30, 2013 - $10,889) was owing due to related parties.

b)	Lawrence Page, Q.C. Law Corp. is a company owned by the Corporate Secretary that provides legal services. As of September 30, 2014, $9,139 (September 30, 2013 - $nil) was owing due to related parties.
c)

Atherton Enterprises Ltd. is a private company owned by Mr. Scott Hean, the CFO of the Company. Effective December 1, 2013, Mr. Hean became a salaried employee of the Company. As of September 30, 2014, $nil (September 30, 2013 - $17,188) was payable to Atherton Enterprises Ltd. due to related parties.

b)	Loan payable

During the year ended December 31, 2013, the former President and CEO of the Company advanced three loans to the Company in the principal amount of US$800,000, of which US$200,000 was repaid. The loans are unsecured, bear annual interest of 10% and are due on demand with a 40-day notice.

On March 18, 2014, the loans were re-negotiated so that the entire balance of US$600,000 is due on demand with a 40-day notice. Total principal and interest amount owing at September 30, 2014 was $775,838 (US$692,712).

13.	Financial instruments

a)	The Company designates the fair value of financial instruments according to the following:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed in the MD&A.

The Company has classified its financial instruments as follows:

  Cash – as held for trading
  Restricted cash, amounts due from exploration partners and reclamation bonds – as loans and receivables
  Marketable securities – available for sale
  Accounts payable and loan payable – other financial liabilities

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

b)	Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at $nil (December 31, 2013 - $4,167). The fair value of the Company’s marketable securities is based on active market prices at the reporting date.

The derivative liability is measured at fair value and categorized in Level 2 at $723,100 (December 31, 2013 - $1,191,784). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in Note 8, as determined at the reporting date.

The recorded amount for cash, restricted cash, amount due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

14.	Commitments

a)

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting, and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013 to reduce the fee for services to a monthly rate of $11,667 with the monthly office lease remaining at $15,750. The agreement was amended again March 1, 2014 to reduce the monthly lease to $8,000 with the service fee remaining at $11,666 per month. The Company may terminate the services portion of the agreement upon 30 day notice, and the office lease portion of the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in the city of Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years. The lease is currently extended to February 28, 2015 at US$3,400 per month.

c)	As of September 30, 2014, the Company had the following commitments related to its office premises in Vancouver, British Columbia and Yerington, Nevada:

December 31, 2014	$35,424
December 31, 2015	103,616
December 31, 2016	96,000
December 31, 2017	64,000
$299,040

Quaterra Resources Inc.
Notes to Condensed Consolidated Interim Financial Statements
For the Nine Months Ended September 30, 2014 and 2013
(Unaudited - Expressed in Canadian dollars)

15.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non-current assets are distributed by geographic locations as follows:

	September 30, 2014		December 31, 2013
	Property	Mineral	Property	Mineral
	equipment	property	equipment	property
Mexico	$59,026	$6,768,273	$78,142	$6,566,237
U.S.A	25,532	36,641,182	72,232	38,298,949
Total	$84,558	$43,409,455	$150,374	$44,865,186

16.	Subsequent events

a)

On October 3, Quaterra closed the sale of its interests in three non-core copper and molybdenum assets (Southwest Tintic, Utah; Butte Valley, Nevada; and Cave Peak Texas) to Freeport for US$5 million (the “Purchase Price”) to be paid in tranches. Quaterra received US$1.0 million at closing and will collect US$500,000 per quarter commencing January 1, 2015 for eight quarters. Additionally 19 million share purchase warrants were issued to Freeport. Each warrant entitles Freeport to purchase one common share of Quaterra at a price of US$0.16 per share for 5 years, subject to vesting and termination provisions corresponding to the payment of the Purchase Price in tranches.

b)	On October 29, 2014, 320,000 stock options expired unexercised at a weighted average exercise price of $0.73.

c)	On November 9, 2014, 3,860,000 stock options expired unexercised at a weighted average exercise price of $1.00.